

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Via E-Mail
Jeffrey K. Ellis
Chief Financial Officer
Tower Park Marina Investors, L.P.
16633 Ventura Boulevard, 6th Floor
Encino, California 91436

> **Re: Tower Park Marina Investors, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 16, 2011**
> **File No. 000-17672**

Dear Mr. Ellis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010 filed March 30, 2011

General, page 1

1.   We note your disclosure that the "term of [your] Partnership Agreement is until the property has been sold and, in any event, not later than December 31, 2038." On page 4 and elsewhere, you disclosure that you sold the property on March 27, 2007. Please tell us whether you amended the Partnership Agreement in light of this transaction. If so, please file the amended agreement as an exhibit in accordance with Item 601 of Regulation S-K. If you did not amend the agreement, please advise us of the legal status of the partnership.

Item 1.A Risk Factors, page 5

2.   We note your disclosure in the Form 8-K filed December 10, 2010 and on page F-13 in Note 4 to the financial statements. Your disclosure indicates that you lent $450,000 (or $415,000) to an affiliate and that this constitutes a violation of your partnership agreement. In future periodic Exchange Act reports, please add a risk factor to address the risks associated with breaching the partnership agreement. Additionally, please clarify the actual amount lent to your affiliate.

Item 2. Description of Property, page 8

3.   In future periodic Exchange Act reports, please disclose the average annual rent for your covered slips, open slips, and dry storage areas. Additionally, please disclose your average occupancy in each of these areas.

Item 7. Management's Discussion and Analysis…, page 11

4.   The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. Please revise future Exchange Act reports to expand the introduction. Refer to Release No. 33-8350 (Dec. 19, 2003).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 20

5.   Please revise to identify the natural persons who have sole or shared voting power over the shares held by Westrec Marina Management, Inc.

Exhibits

6.   We note that you have incorporated by reference forms of various agreements, rather than executed agreements. For example, please see Exhibit 10.1. Please tell us why you have not filed executed copies of these agreements. Refer to Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Exhibit 31.1 Certification

7.   We note that paragraph 4 of the certification required by Exchange Act Rule 13a-14(a) omits the language referring to internal control over financial reporting. We also note that paragraph 4a of the certification replaces the language "to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared" with "to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." Please file an amendment to include the required language. To extent that this is the only revision made to your filing, you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

Forms 10-Q for the Quarterly Periods Ended March 31, 2011 and June 30, 2011

8.   We note that paragraph 4 of the certification required by Exchange Act Rule 13a-14(a) omits the language referring to internal control over financial reporting. Please file an amendment to include the required language. To extent that this is the only revision made to your filing, you may provide an abbreviated amendments that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey K. Ellis
Tower Park Marina Investors, L.P.
August 30, 2011
Page 4

       You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Thomas Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief